SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED):

For the fiscal year ended June 30, 2003

OR

TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED).

For the transition period from ____________________ to ____________________

Commission file number 1-07151

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Clorox Company
Employee Retirement Investment Plan for Puerto Rico

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Clorox Company
1221 Broadway
Oakland, CA 94612-1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE CLOROX COMPANY
EMPLOYEE RETIREMENT INVESTMENT PLAN
FOR PUERTO RICO

Date: December 23, 2003

Gregory S. Frank
Vice President - Treasurer

Date: December 23, 2003

Peter D. Bewley
Senior Vice President,
General Counsel & Secretary

Date: December 23, 2003

Gerald E. Johnston
Chief Executive Officer and President

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

The Clorox Company Employee Retirement Investment Plan for Puerto Rico
As of June 30, 2003 and 2002, and for the fiscal years then ended
With Reports of Independent Auditors

The Clorox Company
Employee Retirement Investment Plan for Puerto Rico

Financial Statements and Supplemental Schedule

As of June 30, 2003 and 2002, and for the fiscal years then ended

Contents

ERNST & YOUNG

Ernst & Young LLP
1000 Scotiabank Plaza
273 Ponce de Leon Avenue
Hato Rey, Puerto Rico 00917-1989

Phone: (787) 759-8212
Fax: (787) 753-0808
Fax: (787) 753-0813
www.ey.com

Report of Independent Auditors

To the participants and Employee Benefits Committee of
The Clorox Company Employee Retirement Investment Plan for Puerto Rico

We have audited the accompanying statement of net assets available for benefits of The Clorox Company Employee Retirement Investment Plan for Puerto Rico (the "Plan") as of June 30, 2003, and the related statement of changes in net assets available for benefits for the fiscal year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at June 30, 2003, and the changes in its net assets available for benefits for the fiscal year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of June 30, 2003, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

San Juan, Puerto Rico
December 17, 2003

Deloitte & Touche LLP
Westernbank World Plaza
Suite 1200
268 Munoz Rivera Avenue
San Juan, Puerto Rico 00918-2511

Tel: (787) 759-7171
Fax: (787) 756-6340
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Administration Committee of
The Clorox Company Value Sharing Plan for Puerto Rico:

We have audited the accompanying statement of net assets available for benefits of The Clorox Company Value Sharing Plan for Puerto Rico (the "Plan") at June 30, 2002 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at June 30, 2002 and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Deloitte & Touche LLP
San Juan, Puerto Rico
December 4, 2002

Stamp No. 1938256
affixed to original.

The Clorox Company
Employee Retirement Investment Plan for Puerto Rico

Statements of Net Assets Available for Benefits

	June 30, 2003	June 30, 2002
Investments at Fair Value		
Putnam Funds:		
Growth and Income	$ 206,175	$ 183,398
International Growth	30,535	18,473
Investors	84,705	75,613
S&P 500 Stock Index	126,451	105,092
Vista	82,395	59,734
	530,261	442,310
Fidelity Funds:		
Spartan Extended Market Index	20,487	9,866
U.S. Bond Index	219,882	174,159
	240,369	184,025
Federated Prime Obligation Money Market Fund	518,426	388,312
Invesco Total Return Fund	73,378	53,936
MSIF U.S. Small Cap Core Portfolio	31,711	16,101
Artisan Mid Cap Fund	6,702	-
Growth Fund of America	4,569	-
The Clorox Company Stock	955,916	820,134
Participants Loans	269,931	206,558
Total investments	2,631,263	2,111,376
Contribution Receivable from Employer	334,982	362,889
Net assets available for benefits	$ 2,966,245	$ 2,474,265

See accompanying notes to the Financial Statements.

The Clorox Company
Employee Retirement Investment Plan for Puerto Rico

Statements of Changes in Net Assets Available for Benefits

	Fiscal Year Ended June 30, 2003	2002
Additions		
Investment income:		
Interest income and dividends	$ 58,998	$ 61,716
Net appreciation in fair value of investments	39,881	49,282
Total investment income	98,879	110,998
Contributions:		
Participants	126,115	131,116
Employers	399,286	409,988
Total contributions	525,401	541,104
Total additions	624,280	652,102
Deductions		
Benefit payments to participants	132,300	244,161
Total deductions	132,300	244,161
Net Increase	491,980	407,941
Net assets avaiable for benefits:		
Beginning of year	2,474,265	2,066,324
End of year	$ 2,966,245	$ 2,474,265

See accompanying notes to the Financial Statements.

The Clorox Company
Employee Retirement Investment Plan for Puerto Rico

Notes to Financial Statements

June 30, 2003

1. Description of the Plan

The following description of The Clorox Company Employee Retirement Investment Plan for Puerto Rico (formerly The Clorox Company Value Sharing Plan for Puerto Rico) (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering most salaried and non-union hourly production employees of The Clorox Company of Puerto Rico and Clorox Commercial Company (the "Companies") and employees who perform services primarily in Puerto Rico for any other affiliate operating in Puerto Rico that adopts the Plan. However, the following employees are not covered by the Plan: (i) leased employees, (ii) non-resident aliens with no Puerto Rico source of income, and (iii) employees covered by a collective bargaining agreement, unless such coverage is specified in the written agreement. The Plan was established effective December 1, 1996. Participants are eligible to participate on the first day of employment following completion of one hour of service with the Companies. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

The Employee Benefits Committee (the "Committee") administers the Plan. Banco Popular de Puerto Rico is the trustee and Putnam Fiduciary Trust Company is the record-keeper and custodian for the Plan.

Value Sharing Contributions

The Clorox Company (the "Parent Company") may make a discretionary Value Sharing contribution (the profit sharing component of the Plan) in an amount determined by the Parent Company. In 2003, the Parent Company approved a Value Sharing contribution of 9.5% of eligible compensation. The Value Sharing contribution will be allocated to the accounts of eligible participants in the same proportion that each eligible participant's compensation bears to the total compensation of all eligible participants of all participating companies of the Parent Company, not to exceed 7% of that eligible participant's compensation. For fully-vested participants, amounts in excess of the 7% will be paid in cash, or remitted as contributions to

1. Description of the Plan (continued)

Value Sharing Contributions (continued)

The Clorox Company Nonqualified Deferred Compensation Plan for certain highly compensated employees. For non-vested participants, the amount in excess of the 7% will be deposited into their Value Sharing contribution accounts. Participants who have completed one year of service and are employed on the last day of the Plan year are eligible to receive the Value Sharing contributions.

Participant Contributions

Participants may elect, immediately after their date of hire, to contribute from 2% to 10% of their total Plan compensation to their separate accounts each payroll period. Participants' contributions may not exceed $8,000 per year.

Participants may elect to change their contribution percentages at any time. Investment options may be changed at any time at the direction of the participant.

Matching Contributions

The Companies match 100% of each participant's contribution, not to exceed $1,000 on an annual basis. Employees hired on or after December 1, 1996 will be eligible for the Companies match after completing one year of service.

Participant Accounts

Each participant's account is credited with the participant's contribution and an allocation of (a) the Companies' matching and Value Sharing contributions and (b) Plan earnings.. Allocations are based on participant earnings or account balances, as defined in the Plan. At the discretion of the Committee, forfeited balances of terminated participants' non-vested accounts may be used to pay Plan expenses, to reduce the Company's contributions to the Plan, or to restore accounts of previously terminated forfeiting participants who subsequently resumed employment with the Companies. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

1. Description of Plan (continued)

Vesting

Contributions become vested as follows:

- *Value Sharing Contributions* - Participants become 34% vested after completing three years of service and progressively become 100% vested after five years of service, or upon retirement, reaching age 60 while employed by the Companies, death, or termination of employment due to disability (as defined by the Plan). Forfeitures are allocated as determined by the Plan Administrator.
- *Participant Contributions* - Participant contributions and accumulated earnings vest immediately.
- *Matching Contributions* - Employer matching contributions vest immediately.

Investments

Participants direct the investment of their contributions and the Companies' contributions into the various investment options offered by the Plan. The Plan currently offers investments in the Parent Company's common stock, a variety of mutual funds, and a money market fund.

Loans to Plan Participants

Participants may obtain up to two loans for up to the lesser of $50,000 reduced by the highest outstanding loan balance in the previous twelve months, or 50% of the participant's vested account balance. Loan repayments may be scheduled for up to five years (fifteen years for a home purchase), are fully amortizable, and bear interest at a fixed rate which is prime plus 1% at time the loan is made. At June 30, 2003 there were 66 such loans with interest ranging from 5.25% to 10.5%.

Plan Termination

Although it has not expressed any intent to do so, the Parent Company has the right under the Plan to discontinue its contributions at any time and to terminate the plan subject to the provisions of ERISA. In the event of a Plan termination, participants will become 100% vested in their accounts.

1. Description of Plan (continued)

Administrative Expenses

The Parent Company pays administrative expenses except for loan origination and maintenance fees that are deducted from the participant's account.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Valuation of Investments and Income Recognition

The Plan's investments are stated at approximate fair value. The shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at fiscal year-end. The money market fund is valued at historical cost plus accrued interest, which approximates fair value. Common stock, including the Parent Company's common stock, are traded on a national securities exchange and are valued at the last reported sales price on the last business day of the Plan year. The participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date basis.

Benefit Payments to Participants

Benefit payments to participants are recorded upon distribution.

Distributions Due to Participants

As of June 30, 2003 and 2002, no significant amounts were due to participants who have requested distributions prior to the Plan's year end.

2. Summary of Significant Accounting Policies (continued)

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to make estimates that affect the amounts reported in the financial statements and accompanying footnotes. Actual results could differ from those estimates.

Risk and Uncertainties

The Plan provides for various investment options in common stocks, mutual funds and a money market fund. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes would materially affect the amounts reported in the statement of net assets available for benefits and participant account balances.

3. Investments

The fair value of the investments that represent more than 5% of the Plan's net assets available for benefits are as follows:

	June 30, 2003	June 30, 2002
Putnam Fund - Growth and Income	$ 206,175	$ 183,398
Fidelity Fund - U.S. Bond Index	219,882	174,159
Federated Prime Obligation Money Market Fund	518,426	388,312
The Clorox Company Stock	955,916	820,134
Participants' Loans	269,931	206,558

3. Investments (continued)

During 2003 and 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the period) appreciated in total value as follows:

	Fiscal Year Ended June 30, 2003	2002
Putnam Funds	$ 460	$ (105,884)
Fidelity Funds	11,443	2,869
Invesco Total Return Fund	(2,088)	(6,496)
MSIF U.S. Small Cap Core Portfolio	2,293	(2,141)
Artisan Mid Cap Fund	537	-
Growth Fund of America	410	-
The Clorox Company Stock	26,826	160,934
	$ 39,881	$ 49,282

4. Investments in Clorox Common Stock

Investment in The Clorox Company common stock at June 30, 2003 and 2002 consist of 22,413 and 19,834 shares, respectively.

5. Income Tax Status

The Plan has received a determination letter from the Puerto Rico Treasury department dated August 10, 1999, stating that the Plan meets the requirements of section 1165 (a) of the Puerto Rico Internal Revenue Code of 1994, as amended (the "Code") and that the trust established will be entitled to exemption from local income taxes. The Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator continues to operate in compliance with the applicable requirements of the Code.

6. Party–in-Interest Transactions

Certain Plan investments are shares of mutual funds managed by Putnam Fiduciary Trust Company ("Putnam"). Putnam is the recordkeeer and therefore, these transactions qualify as party-in-interest transactions.

7. Subsequent Event

On December 8, 2003 the Parent Company made the decision to change the Plan's recordkeeper effective April 1, 2004.

* * * * * *

Supplemental Schedule

The Clorox Company
Employee Retirement Investment Plan for Puerto Rico

Schedule of Assets (Held at End of Year) as of June 30, 2003

Asset Description	**Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value**	**Fair Value**
Putnam Funds:		
Growth and Income	13,149 shares	$ 206,175
International Growth	1,738 shares	30,535
Investors	8,573 shares	84,705
S&P 500 Stock Index	17,042 shares	126,451
Vista	11,556 shares	82,395
Fidelity Funds:		
Spartan Extended Market Index	912 shares	20,487
U.S. Bond Index	19,137 shares	219,882
Federated Prime Obligation Money Market Fund	518,426 shares	518,426
Invesco Total Return Fund	3,299 shares	73,378
MSIF U.S. Small Cap Core Portfolio	1,853 shares	31,711
Artisan Mid Cap Fund	307 shares	6,702
Growth Fund of America	216 shares	4,569
The Clorox Company Stock	22,413 shares	955,916
		2,361,332
Participant Loans	Interest rates ranging from 5.25% to 10.5%, due in one to five years from date of loan	269,931
Total Investments		$ 2,631,263

Index to Exhibits

Exhibit No. Per Item 601 Of Reg. S-K	Description
23.1	Consent of Ernst & Young LLP
23.2	Consent of Deloitte & Touche LLP

Index to Exhibits

Exhibit No. Per Item 601 Of Reg. S-K	Description
23.1	Consent of Ernst & Young LLP
23.2	Consent of Deloitte & Touche LLP

ERNST & YOUNG

Ernst & Young LLP
1000 Scotiabank Plaza
273 Ponce de Leon Avenue
Hato Rey, Puerto Rico 00917-1989

Phone: (787) 759-8212
Fax: (787) 753-0808
Fax: (787) 753-0813
www.ey.com

Exhibit 23.1

Consent of Independent Auditors

We consent to the incorporation by reference in Registration Statement (Form S-8 No. 33-41131-Post-Effective Amendment No. 1 and No. 2) pertaining to the Employee Retirement Investment Plan for Puerto Rico of the Clorox Company of our report dated December 17, 2003, with respect to the financial statements and schedules of The Clorox Company Employee Retirement Investment Plan included in this Annual Report (Form 11-K) for the fiscal year ended June 30, 2003.

Ernst & Young LLP

San Juan, Puerto Rico
December 17, 2003

Deloitte & Touche LLP
Westernbank World Plaza
Suite 1200
268 Munoz Rivera Avenue
San Juan, Puerto Rico 00918-2511

Tel: (787) 759-7171
Fax: (787) 756-6340
www.deloitte.com

Deloitte
& Touche

Exhibit 23.2

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 33-41131 (Post-Effective Amendment No. 1 and No. 2) of The Clorox Company on Form S-8 of our report dated December 4, 2002, appearing in the Annual Report on Form 11-K of The Clorox Company Employee Retirement Investment Plan for Puerto Rico (formerly known as The Clorox Company Value Sharing Plan for Puerto Rico) for the year ended June 30, 2003.

Deloitte & Touche LLP

Deloitte & Touche LLP
San Juan, Puerto Rico
December 18, 2003

Stamp No. 1938255

affixed to original.